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                          August 15, 2022

       John R. Beaver
       President and Chief Executive Officer
       BIOLASE, Inc
       27042 Towne Centre Drive, Suite 270
       Lake Forest, California 92610

                                                        Re: BIOLASE, Inc
                                                            Registration
Statement on form S-3
                                                            Filed August 8,
2022
                                                            File No. 333-266673

       Dear Mr. Beaver:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences